May 15, 2023

Via EDGAR

Jan Woo and Aliya Ishmukhamedova

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vocodia Holdings Corp
Amendment No. 1 to Registration Statement on Form S-1 Filed April 24, 2023
File No. 333-269489

Ladies and Gentlemen:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated May 8, 2023, with respect to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1/A2”), filed concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Form S-1/A2.

Form S-1 filed April 24, 2023

General

Capitalization, page 43

1. We note your response to prior comment one that after a Liquidity Event, the holders of the convertible notes may elect to exercise their conversion right, in whole or in part, and receive payment of principal and interest under the notes in shares of the Company. Clarify your basis for assuming that all note holders will elect to convert their notes and how you consider conversion of the notes probable. Refer to Article 11-01(a)(8) of Regulation S-X. In your response, clarify whether note holders have informed you of their intent to convert the notes. In addition, please revise the headers to each column that is "adjusted" to note that those columns are "Pro Forma As Adjusted".

Response: In response to this comment, the Company respectfully advises the Staff that all holders of the convertible notes have informed the Company or the Representative that they intend to automatically and mandatorily convert a portion or all of their convertible notes after the Liquidity Event triggered by the initial public offering, so that $2,596,176 in principal and interest of the convertible notes shall be converted at the conclusion of the initial public offering. Three of the existing holders of the convertible notes have expressed their intention to convert 50% of their notes, while the remaining 22 holders have expressed their intention to convert their convertible notes in full. In light of such information, the Company considers that the conversion of the convertible notes is probable under Article 11-01(a)(8). The Company has included such clarification in appropriate footnotes and has adjusted all headers to state “Pro Forma As Adjusted”.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

2. Revise your disclosures to explain the change in revenue during the year ended December 31, 2022 as compared to the year ended December 31, 2021. Refer to Item 303(b) of Regulation S-K. In this regard, your revenue disclosures on page 47 state that as of December 31, 2022 and 2021, you had a total of 1 and 5 paying clients with 10 and 71 DISAs, respectively, paying an average monthly fee of $1,495 and $795, respectively. It’s unclear how this reconciles to your revenue recognized during the years ended December 31, 2022 and 2021.

Response: In response to this comment, the Company advises the Staff that the Company has revised the revenue disclosures on page 47 to explain the change in revenue during the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Loss on Investments, page 51

3. Revise your disclosure to clarify the nature of these investments and the expenses or losses you incurred during the year ended December 31, 2021. Refer to comment four from our comment letter dated January 3, 2023.

Response: In response to this comment, the Company advises the Staff that the Company has revised the disclosure on page 48 of the Form S-1/A2 to clarify the nature of the investments and the expenses or losses incurred during the year ended December 31, 2021.

Financial Statements

Notes to Financial Statements

Note 1 - Description of Business, page F-8

4. You disclose that you determined that the acquisition met the requirements for accounting for the transaction as a business combination in accordance with ASC 805. In your response, tell us the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. In addition, tell us the amounts that are included in the combined financial statements that are attributable to Click Fish Media ("CFM") for each period prior to its acquisition. That is, please provide us with the revenue, expenses, and net income (loss) for each of Vocodia and CFM for the year ended 12/31/21 and for the interim period up to the acquisition date of CFM. Also, provide us with CFM's assets and liabilities included in the combined balance sheet as of 12/31/21.

Response: In response to this comment, the Company advises the Staff that the Company has revised its Principles of Combination on page F-8 of the Form S-1/A2 to illustrate (i) the revenue, expenses, and net income (loss) for each of Vocodia and CFM for the year ended December 31, 2021 and for the interim period up to the acquisition date of CFM; (ii) CFM's assets and liabilities included in the combined balance sheet as of December 31, 2021, and (iii) the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Note 2 - Summary of Significant Accounting Policies, page F-8

5. Your disclosure indicates that the transaction will be accounted for in 2022. If the transaction has been accounted for in your December 31, 2022 financial statements, please revise this disclosure. If it has not been accounted for in your December 31, 2022 financial statements, please clarify why.

Response: In response to this comment, the Company advises the Staff that the transaction was accounted for in 2022 and the financial statements have been revised to rectify the verb tense on page F-8 of Form S-1/A-2.

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6. We note your response to prior comment 4; however, it does not appear that you have included any disclosures in your notes to the financial statements related to your stock based compensation arrangements. Please revise your financial statements to describe these arrangements and include all of the disclosures required by ASC 718 related to your stock-based compensation and non-employee stock based compensation arrangements, including the assumptions used to determine the fair value of your common stock.

Response: In response to this comment, the Company advises the Staff that the Company has included disclosures that describes the stock-based compensation and non-employee stock-based compensation arrangements, including the assumptions used to determine the fair value of the Company’s common stock on page F-11 of Form S-1/A-2.

7. We note your response to prior comment 8. Considering that Mr. Podolak was not the CEO of Click Fish Media, please further clarify how Vocodia Holdings Corp. and Click Fish Media had common operations and were commonly managed at the date of the acquisition. Clarify the decision making authority that each of Mr. Podolak and Mr. Sposato had as it relates to the management of Click Fish Media. Also, clarify how these companies were not operated as if they were autonomous, including whether they shared common facilities and costs and the degree of intercompany activity. Tell us how these companies were commonly managed other than sharing management such as whether CFM provided services to other customers besides Vocodia.

Response: In response to this comment, the Company advises the Staff that Mr. Sposato, the Chief Technology Officer and co-founder of the Company, owned all of the capital stock and was the authorized signatory of CFM. While Mr. Podolak had no formal decision-making authority relating to the management of CFM pursuant to its organizational documents, Mr. Sposato, the authorized signatory of CFM, consulted with Mr. Podolak for any and all business decisions so that CFM’s management was in fact exercised in concert by Mr. Podolak and Mr. Sposato from 2019 to 2022 (including, but not limited, with respect to sales, marketing and strategy, and Mr. Podolak’s direct responsibilities). The Company and CFM shared office spaces at 211 NW 17th St, Delray Beach, FL 33444 until December 31, 2021, shared telecommunications and computer systems and developed products and services together such as lead generation systems to generate phone calls for automobile dealers. In addition to the businesses transacted with the Company, CFM had a portfolio of clients including several local auto dealerships, among others.

8. Your disclosure on page 48 indicates that in July 2021, you granted 2,000,000 shares of stock to an employee that vested immediately and management determined the grant date fair value of the shares based on the most recent price of shares sold in a private sale of securities and recorded a non-cash compensation expense of $1,000,000 for the year ended December 31, 2021. Please clarify more specifically the recent shares sold upon which you based the fair value. In this regard, your disclosure on page F-6 indicates that during 2021 you issued 207,750 shares of common stock for $4,955,360. That is, it appears these shares were issued at $23.85 a share. Clarify how you considered the price of these shares in the determination of fair value for purposes of measuring your stock based compensation.

Response: In response to this comment, the Company advises the Staff that the Company has revised the Stock Based Compensation disclosure on page 48 of Form S-1/A2 to include the recent stock sales upon which the Company relied to base its valuation and to retrospectively present the stock sales and grant on a split adjusted basis.

9. Your disclosure on page 51 indicates that you recognized non-employee stock based compensation of $1,826,500 during the year ended December 31, 2022, valued at $1.00 per share prior to September 2022 and valued at $2.06 subsequent to this date. However, your disclosure on page F-6 indicates that during 2022 you issued 154,429 shares of common stock for $3,442,214. That is, it appears these shares were issued at $22.29. Clarify how you considered the price of these shares for purposes of measuring your stock based compensation.

Response: In response to this comment, the Company advises the Staff that the Company has revised the disclosure on page F-11 of Form S-1/A2 to clarify how the Company considered the price of the stock sales in 2022 upon which the Company relied to base its valuation and to retrospectively present the non-employee stock based compensation on a split adjusted basis.

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Note 7 Income Taxes, page F-14

10. We note that your statement of operations on page F-5 does not reflect any income tax expense or benefit for the years ended December 31, 2022 and 2021. However your disclosures indicate that you have recognized deferred tax benefits for each period. Refer to comment 8 from our letter dated January 3, 2023. If there is no income tax expense (benefit) recognized in your income statement on page F-5, revise your footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended December 31, 2022 and 2021. In this regard, the net income tax expense (benefit) reflected in your footnote should agree to the net income tax expense (benefit) reflected in your income statement on page F-5.

Response: In response to this comment, the Company advises the Staff that the Company has revised the footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended December 31, 2022 and 2021 such that the net income tax expense (benefit) reflected in the footnote agrees with the net income tax expense (benefit) reflected in the income statement on page F-5 of Form S-1/A2.

General

11. Please revise the prospectus cover page heading to indicate the number of shares that are being offered by selling shareholders. File an updated legality opinion that reflects the correct number of shares that are being offered.

Response: In response to this comment, the Company advises the Staff that the shareholders will not be offering any shares in the Company’s initial public offering. The Company will be registering shares that will be delivered to certain holders of warrants and convertible notes as indicated in Form S-1/A-2, but these shares will not be covered by the underwriting agreement and will not form part of the offering. If such shareholders choose to sell their shares, the Company will not receive any of the proceeds therefrom. Consequently, we have revised the front and back cover pages and other parts of Form S-1/A-2, and have updated the legality opinion, as requested.

We trust that the above is responsive to your comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP

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